QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

[AMARIN LOGO]

Contact:
Rick Stewart Chief Executive Officer Amarin Corporation plc		Alan Cooke Chief Financial Officer Amarin Corporation plc
Phone +44 (0) 207 907 2442 investor.relations@amarincorp.com

AMARIN CORPORATION REPORTS SECOND QUARTER 2004 FINANCIAL RESULTS

LONDON, United Kingdom, July 29, 2004—Amarin Corporation plc (NASDAQ: AMRN) today reported a net loss for the quarter, including discontinued activities, of $3.2 million or $0.18 per American Depositary Share (ADS), compared with a net loss of $7.0 million or $0.39 per ADS in the second quarter of 2003.

Second Quarter Highlights

•
Laxdale acquisition—signature of a definitive agreement to acquire Laxdale Limited ("Laxdale"), a privately owned, neuroscience development company based in Stirling, Scotland. This transaction consolidates Amarin's position in neuroscience and represents an initial step in the implementation of its strategy to emerge as a leader in the development and commercialization of novel drugs for the treatment of neurological disorders affecting the central nervous system. In addition, the acquisition broadens Amarin's development pipeline to include rights to Miraxion for all central nervous system disorders, including Huntington's disease and treatment unresponsive depression, in the U.S., E.U. and Japan together with existing licensee relationships for the major European markets and Japan.

•
Miraxion progress—recent discussions with the United States Food and Drug Administration ("U.S. FDA") and with the European Medicines Evaluation Agency ("EMEA") have provided valuable information which will be used in designing the protocol for the planned phase III trials with Miraxion.

•
Additional positive clinical data analysis—additional analysis of the clinical data from the initial pivotal study identified a sub-set of Huntington's disease patients (with a specific gene variant) that responded to Miraxion with statistical significance at 6 months and at 12 months. This sub-set of patients represents a significant majority of the Huntington's disease patient population.

•
Announcement of corporate strategy—Amarin will develop its late-stage development pipeline initially focusing on Huntington's disease and treatment unresponsive depression, for which a development partner will be sought. Amarin will seek to directly commercialize its neurology products in the U.S. and out-license or partner them in Europe and Japan. Amarin will also out-license or partner its pipeline globally for indications outside neurology. Amarin intends to leverage its development capabilities by supplementing its internal development pipeline through acquiring and/or in-licensing products for direct marketing by Amarin in its core U.S. market and selected field of neuroscience.

•
Financial results—operating loss from continuing activities for the second quarter of 2004 of $1.6 million, compared with an operating loss of $1.9 million in the second quarter of 2003.

Commenting on the results and progress made by Amarin in the second quarter, Rick Stewart, Amarin's Chief Executive Officer said, "The completion of the Laxdale acquisition will be a major milestone for Amarin and represents a refocusing of Amarin's resources to progress Miraxion through phase III clinical trials in Huntington's disease. We are encouraged by the additional data from the initial Huntington's disease pivotal study and look forward to commencement of the phase III studies. Amarin now has a substantial development pipeline and will be seeking development partners for certain compounds outside our selected therapeutic area of neuroscience or geographic reach."

The results for the second quarter and for the six months ended June 30, 2004 are analyzed between continuing and discontinued activities and are set out in further detail in the three pages of financial tables attached. The Laxdale acquisition is contingent upon Amarin shareholder approval, completion by Amarin of a $15 million financing and other customary conditions. Amarin's reported results for the second quarter and six months ended June 30, 2004 do not include the results of Laxdale. The results of Laxdale will be consolidated with Amarin, if and when the acquisition closes later this year.

Continuing Activities

The operating loss from continuing activities for the second quarter of 2004 was $1.6 million, compared with an operating loss of $1.9 million in the second quarter of 2003. For the six months ended June 30, 2004, the operating loss from continuing activities was $3.3 million, compared with an operating loss of $3.8 million for the same period in 2003. This operating loss represents head office operating expenses, business and corporate development costs and Miraxion product rights amortization.

Discontinued Activities

The operating loss on discontinued activities for the second quarter of 2004 of $1.4 million (compared with an operating loss of $4.9 million in the second quarter of 2003) represents the cost of conducting safety studies on Zelapar. Following the sale of the majority of Amarin's U.S. operations to Valeant Pharmaceuticals International ("Valeant") in the first quarter of 2004, Amarin remains responsible for undertaking safety studies on Zelapar and is liable for up to $2.5 million of development costs. It is expected that the remaining development cost obligation of $1.1 million will be incurred in the third quarter.

Under the terms of the sale to Valeant, Amarin will be paid a contingent milestone of $3 million if the safety studies referred to above are successfully completed. Of the $3 million, Amarin would receive a net amount of $1.6 million after accounting for contingent obligations of Amarin that only arise if this milestone is earned. In addition, Amarin will be paid a further contingent milestone of $5 million if Zelapar is approved by the U.S. FDA. As discussed below, Elan Corporation plc. ("Elan") has the option to seek early repayment of its outstanding $5 million loan if Amarin receives this $5 million approval milestone from Valeant. Neither of these milestones was earned in the second quarter and will be recognized as income if and when they are achieved.

As set out in Amarin's 2003 Annual Report filed with the Securities and Exchange Commission under Form 20-F, following the sale of the majority of Amarin's U.S. operations to Valeant, Amarin and Valeant are disputing the responsibility for incremental product inventory of approximately $6 million held at wholesalers. No provision has been made with respect to this matter. It is our view that the additional inventory should not impact the consideration payable to Amarin, whether as a result of a purchase price adjustment or otherwise. We cannot predict how this matter will be resolved. The Company intends to take all appropriate action to protect its interests in the event any claims should be asserted against it. This matter and the closing balance sheet continue to be discussed between the two parties.

The operating loss on discontinued activities for the second quarter of 2003 includes the results of the U.S. operations sold to Valeant in the first quarter of 2004 and the results of Amarin Development AB sold to Watson Pharmaceuticals, Inc. in the fourth quarter of 2003.

For the six months ended June 30, 2004, Amarin earned a profit before interest and tax of $21.4 million on discontinued activities (compared with a loss of $6.3 million for the same period in 2003) which includes an exceptional loss of $2.4 million on disposal of the majority of its U.S. operations and certain products and an exceptional gain of $25.6 million on the renegotiation of debt obligations to Elan during the first quarter. A deferred tax charge of $7.5 million arose on this exceptional gain.

The loss before interest and tax of $6.3 million on discontinued activities for the six months ended June 30, 2003 included charges totaling $7.3 million relating to Permax inventory and deductions and a credit of $7.5 million relating to a waiver of part of Amarin's debt obligations.

Balance Sheet

In conjunction with the acquisition of Laxdale, Amarin agreed a loan facility of up to Stg£0.95 million to Laxdale. This loan facility is secured by a floating charge against Laxdale's assets. At June 30, 2004, Laxdale had drawn down Stg£0.3 million and currently has drawn down a total of Stg£0.5 million. At the time of the original licensing of Miraxion from Laxdale in 2000, Amarin recorded transaction consideration as an intangible fixed asset. The amortized historical cost at June 30, 2004 was $3.8 million. No provision has been made against carrying value of the loan to Laxdale or the Miraxion intangible asset. The carrying value of the loan to Laxdale and the Miraxion intangible asset are potentially dependent upon the completion by Amarin of the contemplated financing (described below) and the subsequent closing of the acquisition of Laxdale.

Liquidity

At June 30, 2004 Amarin had cash of $7.2 million. This is expected to be sufficient for Amarin to continue in operation until mid 2005 based on estimated head office operating expenses, expected business and corporate development costs, remaining Zelapar development obligations and working capital movements.

Pursuant to the Share Purchase Agreement for Laxdale, Amarin intends raising $15-20 million in an equity financing to fund the combined entity through the end of 2005, including the planned phase III trials for Miraxion in Huntington's disease.

At June 30, 2004, Amarin had a $5 million 5-year loan note owing to Elan with capital repayments of $1.5 million due in January 2006 and July 2007 and $2 million due in January 2009. At Elan's option, the loan note can be repaid from proceeds that Amarin receives from a $5 million milestone payable by Valeant on the NDA approval of Zelapar by the US FDA. The loan note is redeemable by Amarin at any time and carries an interest rate of 8%.

Rick Stewart continued, "Amarin's strategy is to incrementally add differentiated neuroscience compounds to our development pipeline with the ultimate objective of commercializing using an Amarin sales and marketing infrastructure in the U.S.. We will seek collaborators to maximize the return on the products outside the U.S. and also where the U.S. opportunity extends into therapeutic markets requiring a substantial sales force."

About Amarin Corporation

Amarin Corporation is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of neurological disorders affecting the central nervous system.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.

QuickLinks

AMARIN CORPORATION REPORTS SECOND QUARTER 2004 FINANCIAL RESULTS